March 22, 2013

VIA EDGAR

Mr. Rufus Decker
Branch Chief – Accounting
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Mail Stop 7010

Re:	NCI Building Systems, Inc. Form 10-K for the Year Ended October 28, 2012 Filed December 24, 2012 File No. 1-14315

Dear Mr. Decker,

This letter sets forth additional information of NCI Building Systems, Inc. (the “Company”) to the comments contained in your letter, dated February 28, 2013, relating to the Company’s Form 10-K for the Fiscal Year ended October 28, 2012, SEC File Number 1-14315, filed with the Securities and Exchange Commission (the “Commission”) on December 24, 2012.

The Company acknowledges that, in respect to our letter filed with the Commission on March 14, 2013:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * *

If you have any questions regarding this letter, please do not hesitate to call Mark E. Johnson at (281) 897-7658 or Todd R. Moore at (281) 897-7770.

Sincerely,

/s/ Mark E. Johnson

Mark E. Johnson

cc:

Nudrat Salik

Jeanne Baker

Securities and Exchange Commission

Todd R. Moore, Esq.

NCI Building Systems, Inc.

Steven Slutzky, Esq.

Debevoise & Plimpton LLP

Enclosures